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                    April 26, 2023

       Ding-Shin Chang
       President and Chief Executive Officer
       Phoenix Rising Companies
       641 10th Street
       Cedartown, Georgia 30125

                                                        Re: Phoenix Rising
Companies
                                                            Amendment No. 2 to
Form 10-K for Fiscal Year Ended December 31, 2021
                                                            Filed February 6,
2023
                                                            File No. 000-55319

       Dear Ding-Shin Chang:

               We issued comments to you on the above captioned filing on April 5, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 10, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Trade & Services
       cc:                                              Thomas E. Puzzo